UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 79203 / November 1, 2016

Admin. Proc. File No. 3-17336

In the Matter of

BREITLING ENERGY CORPORATION

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Breitling Energy Corporation and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Breitling Energy Corporation.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Breitling Energy Corporation is revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1] 17 C.F.R. § 201.360(d).

[2] *Breitling Energy Corp.,* Initial Decision Release No. 1055 (Sept. 12, 2016), 114 SEC Docket 20, 2016 WL 4258142. The stock symbol and Central Index Key number for Breitling Energy Corporation is BECC and 1229089.

INITIAL DECISION RELEASE NO. 1055
ADMINISTRATIVE PROCEEDING
File No. 3-17336

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of BREITLING ENERGY CORPORATION	INITIAL DECISION OF DEFAULT September 12, 2016

APPEARANCES: B. David Fraser and Scott Mascianica for the Division of Enforcement, Securities and Exchange Commission

Lawrence J. Friedman and Lance A. Pool, Friedman & Feiger, LLP, for Breitling Energy Corporation

BEFORE: Jason S. Patil, Administrative Law Judge

SUMMARY

This initial decision revokes the registration of Respondent's registered securities due to its failure to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On July 11, 2016, the Commission initiated this proceeding with an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that Respondent has securities registered with the Commission pursuant to Exchange Act Section 12(g) and has repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Respondent was served with the OIP on July 15 and its answer was due August 8, 2016. *Breitling Energy Corp.*, Admin. Proc. Rulings Release No. 4052, 2016 SEC LEXIS 2736 (ALJ Aug. 9, 2016). When Respondent failed to file an answer, I ordered it to show cause by August 19, 2016, why the registration of its securities should not be revoked by default due to its failure to file an answer or otherwise defend the proceeding. *Id.*

Respondent filed a response to the show cause order on August 23, 2016, providing an explanation of why it had been unable to meet its periodic filing obligations. It claimed that its former independent auditor was no longer able to represent it; it needed to re-audit past years and had difficultly doing so, including the resignation of its new independent auditor; and its chief

financial officer and audit committee resigned. Response at 1-3. Respondent also requested that the registration of its securities not be revoked, that it be granted additional time to file an answer, and that a hearing be scheduled. *Id.* at 3. In light of its response, I discharged the show cause order, granted Respondent's request for additional time to file an answer, and directed the parties to hold an initial prehearing conference without the hearing officer. *Breitling Energy Corp.*, Admin. Proc. Rulings Release No. 4088, 2016 SEC LEXIS 2930 (ALJ Aug. 23, 2016). I warned Respondent that if it failed to file an answer or participate in a prehearing conference with the Division of Enforcement, it would be deemed in default and the registration of its securities would be revoked. *Id.* Respondent failed to file an answer by the September 2, 2016, extended due date. On September 6, 2016, the Division reported that it had been unable to hold a prehearing conference with Respondent after numerous attempts to schedule one. To date, Respondent has not filed an answer, attended the prehearing conference with the Division, or otherwise defended the proceeding, other than by initially responding to the show cause order.

FINDINGS OF FACT

Respondent is in default for failing to file an answer, attend the prehearing conference, or otherwise defend the proceeding. *See* OIP at 2; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, I find the following allegations in the OIP to be true. *See* 17 C.F.R. § 201.155(a).

Breitling Energy Corporation, Central Index Key No. 1229089, was incorporated in Nevada on December 13, 2000, and has its principal place of business in Dallas, Texas. The company's common stock is registered with the Commission pursuant to Section 12(g) of the Exchange Act. The company's stock traded on the OTC Market via OTC Link under the symbol "BECC." The company is delinquent in its reporting obligations under Section 13(a) of the Exchange Act having not filed a periodic report since it filed its quarter report on Form 10-Q for quarter ended September 30, 2014.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports. Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). Respondent failed to file timely periodic reports and as a result violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondent's failure to file required periodic reports is serious because the failure constitutes a violation of a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Gateway Int'l Holdings, Inc.*, 2006 SEC LEXIS 1288, at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondent's violation is also recurrent in that it repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008). Finally, Respondent has not answered the OIP or attended the prehearing conference with the Division. Although it provided an explanation as to why its filings are delinquent in response to the show cause order, it has declined to further participate in this proceeding despite many opportunities to do so and has not sufficiently addressed its efforts to remedy its past violations. It has also made no assurances against further violations.

For these reasons, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondent's registered securities.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Respondent Breitling Energy Corporation is REVOKED.

This initial decision shall become effective in accordance with and subject to the provisions of Commission Rule of Practice 360, 17 C.F.R. § 201.360. Pursuant to that rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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Jason S. Patil
Administrative Law Judge